Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, MA 01752
March 17, 2009
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0409
Re:     Request for Withdrawal of Post-Effective Amendment No. 2 to Registration Statement on Form S-3
(File No. 333-151885) filed on March 17, 2009 (Accession No. 0000950135-09-001779)
Ladies and Gentlemen:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Evergreen Solar, Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal of Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the Registration Statement on Form S-3 (File No. 333-151885) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 17, 2009. Post-Effective Amendment No. 2 was inadvertently filed under the incorrect form type in the Commission’s Electronic Data Gathering and Retrieval system and is currently reflected as an amendment to a registration statement (S-3/A) instead of a post-effective amendment to a registration statement that is not immediately effective (POS AM). The Company wishes to withdraw Post-Effective Amendment No. 2 to correct this error. The Company intends to file a revised Post-Effective Amendment No. 2 solely to rectify the EDGAR filing error specified above. No securities were sold under Post-Effective Amendment No. 2.
Please contact our General Counsel, Christian M. Ehrbar, at (508) 251-3295 if you have any questions.
Very truly yours,
Evergreen Solar, Inc.

By:	/s/ Michael El-Hillow Michael El-Hillow Chief Financial Officer